Exhibit (a)(19)

VENTANA MEDICAL SYSTEMS, INC.	FOR IMMEDIATE RELEASE
1910 E. Innovation Park Drive
Tucson, Arizona 85755
(520) 887-2155

VENTANA RESPONDS TO FOURTH EXTENSION OF ROCHE’S

UNSOLICITED, INADEQUATE TENDER OFFER

Tucson, Arizona, October 29, 2007 – Ventana Medical Systems, Inc. (NASDAQ: VMSI), the global leader in tissue-based cancer diagnostics, today issued the following statement regarding Roche’s decision to extend for the fourth time its unsolicited tender offer to acquire all outstanding shares of Ventana for $75.00 in cash per common share:

“More than 99.5% of our investors have now essentially turned down Roche’s inadequate offer four times, and yet Roche persists with its futile and costly tactics,” said Christopher Gleeson, Ventana’s President and Chief Executive Officer. “Virtually all of our investors agree with us that $75.00 is a non-starter and they recognize that we are gaining real momentum in our marketplace. We are proud of our people who are continuing to perform extremely well despite the potential for distraction, and we are grateful to our shareholders for their continued support.”

Less than 0.2% of Ventana’s approximately 35 million outstanding shares were tendered into the Roche offer after the third extension.

Continued Gleeson, “Our Board continues to recommend that shareholders not tender any of their shares to Roche and reinforces its commitment to providing superior value by continuing to successfully execute on its strategic plan and capitalize on the many opportunities ahead.”

ABOUT VENTANA MEDICAL SYSTEMS, INC.

Ventana develops, manufactures, and markets instrument/reagent systems that automate tissue preparation and slide staining in clinical histology and drug discovery laboratories worldwide. The Company’s clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana’s drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds. Visit the Ventana Medical Systems, Inc. website at www.ventanamed.com.

SAFE HARBOR STATEMENT

This press release may contain certain forward-looking statements within the meaning of the federal securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expected, depending on a variety of factors, such as risks associated with the development, manufacturing, marketing, and sale of medical products, competitive factors, general economic conditions, legal disputes, and government actions. Please refer to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC), and all subsequent SEC filings, for a more detailed discussion of applicable risks and uncertainties.

VENTANA’S STOCKHOLDERS SHOULD READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON JULY 11, 2007, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT SETS FORTH THE REASONS FOR THE RECOMMENDATION OF THE VENTANA BOARD AND RELATED INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV, AT VENTANA’S WEBSITE AT WWW.VENTANAMED.COM OR FROM VENTANA’S INFORMATION AGENT, INNISFREE M&A INCORPORATED AT (888) 750-5834.

For Media:	For Investors:
Anna Cordasco/Brooke Morganstein	Alan Miller/Jennifer Shotwell
Sard Verbinnen & Co	Innisfree M&A Incorporated
212-687-8080	212-750-5833